

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2020

John Murphy
Chief Financial Officer
COCA COLA CO
One Coca-Cola Plaza
Atlanta, GA 30313

      Re: COCA COLA CO
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed February 24, 2020
           Form 10-Q for Fiscal Quarter Ended March 27, 2020
           Filed April 24, 2020
           File No. 1-02217

Dear Mr. Murphy:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Mark Randazza CAO